UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. _______)*


                            KASPER A.S.L., LTD.
---------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 485808109
                        ---------------------------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             September 9, 1999
                        ---------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No.     485808109

1   NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Whippoorwill Associates, Inc.
     13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     OO; WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        1,342,791

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                     1,342,791

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,342,791

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%

14  TYPE OF REPORTING PERSON*

     IA, CO

                                    13D

CUSIP No.  485808109

1   NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Vega Partners III, L.P.
     13-3839561

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        353,900

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                     353,900

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     353,900

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14  TYPE OF REPORTING PERSON*

     PN

                                SCHEDULE 13D
                                ------------

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Kasper A.S.L., Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 77 Metroway, Secaucus, New Jersey 07094. This statement is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This Statement is being filed jointly by the persons (the "Reporting Persons") identified in the cover pages hereto. Information with respect to each Reporting Person is provided solely by such Reporting Person and no Reporting Person assumes any responsibility for the accuracy or completeness of the information provided by any other Reporting Person.

          (b) - (c) Whippoorwill Associates, Inc. ("Whippoorwill") is a Delaware corporation with its principal business address and principal office located at 11 Martine Avenue, White Plains, New York 10606. The principal business of Whippoorwill, which is registered with the Securities and Exchange Commission as an investment adviser, is to provide discretionary investment advisory services. Whippoorwill acts as the general partner and/or investment manager of limited partnerships and funds which invest principally in securities of, and claims against, troubled companies and as agent for other clients with respect to investments principally in such securities and claims. All of the Common Stock that is the subject of this Statement is owned by investment advisory clients of Whippoorwill (the "Holders"), which include Vega Partners III, L.P. Pursuant to the rules promulgated under the federal securities laws, Whippoorwill may be deemed to be the beneficial owner of the Common Stock owned by the Holders because Whippoorwill has discretionary authority with respect to the investments of, and acts as agent for, the Holders. Whippoorwill disclaims any beneficial ownership of the Common Stock to which this Statement relates, except to the extent of Whippoorwill's pecuniary interest in securities of the Holders, if any.

          Shelley F. Greenhaus is the President, a Director and a Managing Director of Whippoorwill. Shelby S. Werner is Vice President, a Director and a Managing Director of Whippoorwill. David A. Strumwasser is General Counsel, a Director and a Managing Director of Whippoorwill. The primary occupation of each of Mr. Greenhaus, Ms. Werner, and Mr. Strumwasser is as set forth above in this paragraph. The business address of each such person is 11 Martine Avenue, White Plains, New York 10606.

          Vega Partners III, L.P. ("Vega III") is a Delaware limited partnership with its principal business address and principal office located at 11 Martine Avenue, White Plains, New York 10606. The principal business of Vega III is to invest principally in securities of, and claims against, troubled companies. Whippoorwill Partners, L.P. is the sole general partner of Vega III. The principal business address and principal office of Whippoorwill Partners, L.P. are located at 11 Martine Avenue, White Plains, New York 10606. The principal business of Whippoorwill Partners, L.P. is acting as the general partner of Vega III and other similar funds. Whippoorwill is the sole general partner of Whippoorwill Partners, L.P.

          (d) -(e) During the past five years, none of Whippoorwill, Vega III, Whippoorwill Partners, L.P., Mr. Greenhaus, Ms. Werner, or Mr. Strumwasser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Whippoorwill, Vega III, Whippoorwill Partners, L.P., nor any of the above named persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Greenhaus, Ms. Werner and Mr. Strumwasser are each U.S. citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On June 4, 1997, pursuant to the Fourth Amended and Restated Joint Plan of Reorganization in the bankruptcy matter of The Leslie Faye Companies Inc. et al. (case No. 93B41724 et seq.) in the United States Bankruptcy Court for the Southern District of New York (the "Plan"), entities which held claims against The Leslie Fay Companies, Inc. (such company, prior to its reorganization pursuant to the Plan, being referred to herein as "TLFC"), and after its reorganization pursuant to the Plan, being referred to herein as "Reorganized TLFC") became entitled to receive shares of Common Stock of the Issuer, shares of Common Stock of Reorganized TLFC ("Reorganized TLFC Common Stock"), 12.75% Senior Notes of the Issuer ("Issuer Notes"), and/or cash, in exchange for relinquishment of the claims.

          The Holders (other than Vega III) held in the aggregate bank claims in the amount of $15,811,869, senior note claims in the amount of $5,327,074, senior subordinated note claims in the amount of $6,650,000 and general unsecured claims in the amount of $604,882, against TLFC. Pursuant to the Plan, in exchange for relinquishment of such claims, the Holders (other than Vega III) received in the aggregate 572,996 shares of Common Stock in addition to some Reorganized TLFC Common Stock and some Issuer Notes.

          Vega III held no claims of any type against TLFC and received nothing under the Plan.

          There were several unsettled claims remaining after consummation of the Plan and, therefore, approximately 20% of each claimant's shares of Common Stock were not distributed. The Holders (other than Vega III) had 114,599 shares of their 572,996 shares of Common Stock withheld pending judicial determinations. As of September 17, 1999, the Holders (other than Vega III) have received a distribution of 98,396 withheld shares. The Holders (other than Vega III) have also received an additional 6,240 shares from distributions under the Plan.

          Subsequent to the consummation of the Plan, Whippoorwill, on behalf of the Holders, purchased an aggregate of 779,758 shares of Common Stock in open market transactions, of which 353,900 shares were purchased for Vega III. None of the Common Stock held by the Holders was acquired with borrowed funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          Whippoorwill, as agent for the Holders, acquired the Common Stock to which this Statement relates pursuant to the Plan and in subsequent open market transactions as described in Item 3 above. Such shares were acquired and are held for investment purposes and Whippoorwill will, from time to time, evaluate the status of such investment in light of then-existing conditions.

          Pursuant to a letter agreement dated September 13, 1999 between Whippoorwill, as agent for the Holders, and the Issuer (the "Agreement"), the Issuer has adjourned the Annual Meeting of Stockholders that had been scheduled for September 14, 1999 in respect of the proposal to elect seven directors and the proposal to approve the Issuer's 1999 Share Incentive plan (such adjourned portion of the Annual Meeting of Stockholders being referred to hereafter as the "Adjourned Meeting"). In addition, pursuant to the Agreement, the Issuer has agreed to take certain actions to facilitate the ability of stockholders to bring director nominations to the Adjourned Meeting and to enable any stockholder who desires to nominate a slate of proposed directors for consideration by the stockholders at the Adjourned Meeting to prepare, file and distribute its own proxy materials and solicit proxies from other stockholders. The foregoing summary of certain provisions of the Agreement does not purport to be a complete description thereof and is qualified in its entirely by reference to the full provisions of the Agreement as filed as Exhibit A to this Statement, which is incorporated herein by reference. Whippoorwill has no present plan or proposal to nominate a slate of proposed directors for consideration by the stockholders at the Adjourned Meeting, but reserves the right to do so.

          Except as described in this Item 4, none of the reporting persons has any present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they each reserve the right to acquire additional securities of the Issuer and to sell securities of the Issuer.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The percentages set forth in this Item 5 are based on the Issuer's Form 10-Q filed on August 17, 1999, which states that as of August 16, 1999, there were 6,800,000 shares of Common Stock outstanding.

          The Holders, in the aggregate, directly own 1,342,791 shares of Common Stock representing approximately 19.7% of the outstanding Common Stock.

          Vega III directly owns 353,900 shares of Common Stock representing approximately 5.2% of the outstanding Common Stock.

          (b) Although Whippoorwill does not own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agents for its clients, Whippoorwill has shared power to vote the 1,342,791 shares of the Common Class held by the Holders. Whippoorwill has shared power to vote and dispose of the 353,900 shares of Common Stock held by Vega III. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 above.

          (c) There have been no transactions by any of the Reporting Persons within the last 60 days in shares of Common Stock.

          (d) The Holders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein. Other than Vega III and the President and Fellows of Harvard College, no Holder beneficially owns more than 5% of the Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Whippoorwill has indicated to the Issuer that Whippoorwill currently intends to vote at the 1999 Annual Meeting of Stockholders scheduled for September 28, 1999, in favor of Proposal 3 set forth in the Proxy Statement sent by the Issuer to stockholders on or about August 13, 1999, which relates to an amendment to the Certificate of Incorporation of the Issuer. Other than as set forth in Items 3 and 4 above and this Item 6, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A: Agreement between Whippoorwill Associates, Inc. and Kasper A.S.L. Ltd., dated September 13, 1999.

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1999



                                WHIPPOORWILL ASSOCIATES, INC.



                                By:  /s/ David A. Strumwasser
                                   ---------------------------------------
                                     Name:  David A. Strumwasser
                                     Title:  Managing Director

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1999



                          VEGA PARTNERS III, L.P.

                                By: Whippoorwill Partners, L.P., its general partner

                                By:  Whippoorwill Associates, Inc., its
                                     general partner

                                By:  /s/ David A. Strumwasser
                                   ---------------------------------------
                                     Name:  David A. Strumwasser
                                     Title:  Managing Director

                                                                 EXHIBIT A



                                          September 13, 1999



Wippoorwill Associates, Inc., as agent
  for various discretionary accounts
11 Martine Avenue
White Plains, New York  10606

Gentlemen:

          This letter will confirm our agreement that Kasper A.S.L., Ltd., a Delaware company (the "Company"), will adjourn its Annual Meeting of Stockholders to be held on September 14, 1999 in respect of proposals 1 and 2 (or schedule a new meeting to consider such proposals); such adjourned portion of the Annual Meeting or new meeting is referred to herein as the "Adjourned Meeting". The Adjourned Meeting will be held not less than 45 days (but no more than 90 days) after September 14, 1999 in order to permit discussions among stockholders regarding the composition of the Company's Board of Directors and the impact of the 1999 Share Incentive Plan. Such Adjourned Meeting shall qualify as an "annual meeting" for the purposes of
Section 3.2 of the By-laws.

          The Board of Directors has unanimously determined that in the event any stockholder desires to nominate a slate of proposed directors for consideration by stockholders at the Adjourned Meeting, the Board of Directors will amend the bylaws so that the provisions of Section 2.7(A)(2) and (3) will be inapplicable to such vote (and will not impose any other restrictions on the ability of stockholders to bring director nominations to such meeting other than, if desired, a deadline of no less than 30 days after public announcement of the date and location of the Adjourned Meeting for any stockholder to provide the notice described in said Section 2.7).

          The Company agrees that if any stockholder desires to nominate a slate of director nominees at the Adjourned Meeting, the Company will cooperate and not interfere with, including the prompt supply of a stockholder list as of the applicable Record Date, and provide sufficient time to, such stockholder to enable such stockholder to prepare, file and distribute its own proxy materials and solicit proxies from other stockholders, and to enable the Company's stockholders to vote on such stockholder's slate at the Adjourned Meeting.

          The Board of Directors has unanimously approved the Company's execution and delivery of this letter agreement. The Board and the Company understand that Whippoorwill Associates, Inc., as agent for various discretionary accounts, will be relying on the Company's compliance with its obligations set forth herein and the Board's actions described herein. The Company acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Whippoorwill Associates, Inc., as agent for various discretionary accounts, shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions hereof and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it may be entitled by law or equity.

                                          Very truly yours,

                                          KASPER A.S.L. LTD.


                                           /s/ Arthur S. Levine
                                          ---------------------------------
                                          By:  Arthur S. Levine
                                               Chairman of the Board and
                                                 Chief Executive Officer

ACCEPTED AND AGREED:

WHIPPOORWILL ASSOCIATES, INC., as agent
  for various discretionary accounts



By:  /s/ Shelley Greenhaus
   ---------------------------------
   Name:  Shelley Greenhaus
   Title: Managing Director